SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended December 31, 2002

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File number 1-3247

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

CORNING CABLE SYSTEMS

INVESTMENT PLAN

B.             Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CORNING INCORPORATED

ONE RIVERFRONT PLAZA

CORNING, NY 14831

Documents filed as part of this report:

(a)                                  Index to financial statements filed as part of this report:

The Statements of Net Assets Available for Benefits as at December 31, 2002 and 2001, the Statements of Changes in Net Assets Available for Benefits years ended December 31, 2002 and 2001 and supplementary information, together with the report thereon of PricewaterhouseCoopers LLP dated May 9, 2003.  The required financial statement schedules are included in the supplementary information referred to above and should be read in conjunction with the above financial statements.

(b)                                 Exhibits:

Exhibit 23.1- The consent of PricewaterhouseCoopers LLP

Exhibit 99.1- Certification of Deborah G. Lauper, Chair of the Benefits Committee, pursuant to 18 U.S.C. Section 1350

Exhibit 99.2- Certification of James B. Flaws, Vice Chairman and Chief Financial Officer of Corning Incorporated, pursuant to 18 U.S.C. Section 1350

Corning Cable Systems

Investment Plan

Financial Statements and Supplemental Schedules

December 31, 2002 and 2001

Corning Cable Systems Investment Plan

Contents

December 31, 2002 and 2001

Note:                   Other schedules required by Section 2520.130-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted, as they are not applicable.

Report of Independent Auditors

To the Participants and Administrator of the
Corning Cable Systems Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits, present fairly, in all material respects, the net assets available for benefits of the Corning Cable Systems Investment Plan (the “Plan”) at December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets (Held at End of Year) at December 31, 2002 and the Schedule of Reportable Transactions for the year ended December 31, 2002 are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

May 9, 2003

Corning Cable Systems Investment Plan

Statements of Net Assets Available for Benefits

December 31, 2002 and 2001

	2002	2001

Assets
Investment in Master Trust (Note 7)	$—	$12,842,153
Investments, at fair value (Notes 2, 3 and 4)	54,390,676	58,440,851
Total investments	54,390,676	71,283,004

Receivables:
Participants’ contributions	246,800	420,165
Employer contributions, net of forfeitures	95,039	121,368
Net assets available for benefits	$54,732,515	$71,824,537

The accompanying notes are an integral part of these financial statements.

Corning Cable Systems Investment Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2002 and 2001

	2002	2001

Additions (deductions):
Additions (deductions) to net assets attributed to:
Investment income:
Net depreciation in fair value of investments	$(19,517,652)	$(80,313,488)
Interest and dividend income	319,603	628,225
Interest from participant loans	288,837	502,644
Equity in earnings of master trust	624,467	735,194
Contributions:
Participant	8,280,996	11,929,754
Employer	2,510,341	3,895,811
Total deductions	(7,493,408)	(62,621,860)

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	(9,598,614)	(5,367,527)
Total deductions	(9,598,614)	(5,367,527)
Transfers into the Plan (Note 2)	—	242,690
Net decrease	(17,092,022)	(67,746,697)

Net assets available for benefits:
Beginning of year	71,824,537	139,571,234
End of year	$54,732,515	$71,824,537

The accompanying notes are an integral part of these financial statements.

Corning Cable Systems Investment Plan

Notes to Financial Statements

December 31, 2002 and 2001

1.                                      Organization and Description of the Plan

The following brief description of the Corning Cable Systems Investment Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.  CCS Holdings, the Plan sponsor (the ”Company”), formerly Corning Cable Systems, is a corporation 100 percent owned by Corning Incorporated (“Corning”).

General

The Plan is a defined contribution plan covering substantially all full-time U.S. employees of the Company who have at least one year of service.  It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  The Plan is administered by the Corning Cable Systems Investment Plan Advisory Committee (the “Committee”).

Putnam Mutual Funds Corp. (the “Trustee”) serves as trustee of the Plan assets, excluding the Corning Stock Fund, for which Reliance Trust Company serves as trustee.

Contributions

Participants may contribute from 1 percent to 12 percent of their eligible covered compensation on a before-tax or after-tax basis.  The maximum annual pre-tax contribution for any participant is $11,000 and $10,500 for 2002 and 2001, respectively.  Participants over the age of 50 may contribute additional pre-tax contributions to the Plan, up to a maximum of $1,000, subject to certain catch-up rules.  The Company matches 50 percent of the first 5 percent of participant salary contributed for employees with less than 19 years of service, 75 percent of the first 5 percent for employees with 19 years of service (but less than 24 years of service) and 100 percent of the first 5 percent for employees with 24 or more years of service.

Participants may elect to have their contributions invested in the investment options provided by the Committee.  The investment options include mutual funds and the Corning Stock Fund.  All Company matching funds are invested in the Corning Stock Fund, which invests solely in Corning Inc. stock.  Upon enrollment in the Plan, a participant may direct contributions in 10 percent increments in any of the available investment options.

Participant Accounts

Separate accounts are maintained for each participant.  Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution and an allocation of Plan earnings.  Allocations are based on participants’ vested and unvested account balances.

Vesting Provisions

Participants are immediately vested in their voluntary contributions plus actual earnings thereon.  Vesting in the remainder of their account is based on years of continuous service.  A participant begins vesting after two years of credited service at 20 percent per year and is fully vested after six years of credited service.

Participant Loans

Participants may borrow from their vested fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance.  Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence.  The loans are secured by the balance in the participant’s account and bear interest at prime rate as stated in The Wall Street Journal plus 1 percent.  Principal and interest are generally paid through direct, after-tax payroll deductions.

Payment of Benefits

Distributions are made upon retirement, or in the event of a participant’s total and permanent disability, death or other termination of employment.  A participant, with the consent of the Committee, can elect to receive distributions in a lump sum payment, equal to the value of the participant’s vested interest, or in installments.  The Plan also provides for withdrawals by participants prior to termination.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100 percent vested in their accounts.

2.                                      Summary of Significant Accounting Policies

The more significant accounting principles and practices of the Plan are summarized as follows:

Basis of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting.

Investments

The Plan’s investments in the Corning Stock Fund and mutual funds are stated at fair value based on quoted market prices in an active market less administrative expenses deducted directly from the funds as described below.  The Stable Value Fund is stated at fair value as determined by the Trustee in the absence of readily ascertainable market values.  Because of the inherent uncertainty of the valuation, those estimated values may differ from the values that would have been used had a ready market value for the securities existed.  Some of these differences may be significant. Investments in guaranteed investment contracts held by the Stable Value Fund are valued at contract value, which represents contributions made under the contract plus interest at the guaranteed rate, which approximates fair value.

The Trustee includes dividends and interest earned by the Plan’s investment funds directly in the funds’ net asset values.  Such earnings are reflected in the financial statements as interest and dividend income.

Purchases and sales of securities are recorded on a trade-date basis.  Dividend income is accrued on the ex-dividend date.

Contributions

Participant contributions are recorded in the period during which the Company makes payroll deductions from the Plan participants’ earnings.  Matching Company contributions are recorded in the same period.

Earnings Allocation

Each participant’s account is credited with an allocation of the earnings of the funds in which the participant has directed investments on a daily basis.

Forfeitures

At December 31, 2002 and 2001, forfeited, nonvested accounts totaled approximately $120,000 and $292,000, respectively.  These accounts are invested in the Stable Value Fund until used to offset the Company’s matching contributions.  The employer contributions were reduced by $416,135 and $124,651 in 2002 and 2001, respectively.

Administrative Expenses

All administrative expenses incurred by the Plan are paid for by the Company.

Net Appreciation (Depreciation) in Fair Value of Assets

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains and losses and the unrealized appreciation (depreciation) on these investments.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from the Plan’s net assets during the reporting period.  Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various mutual fund investment options in stocks, bonds and fixed income securities.  Investments are exposed to various risks, such as interest rate, market and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits.

Transfers into the Plan

In 2000, CCS Holdings, the Plan sponsor, acquired Omega One Communications.  On January 1, 2001, the deferred contribution retirement plans of the Company and Omega One were merged.  As a result, all participants of the Omega One defined contribution retirement plan became participants in the Plan.  Net assets in the amount of $242,690 were transferred into the Plan.

3.                                      Investments

The following presents investments that individually represent 5 percent or more of the Plan’s net assets at December 31 of one or both years:

	2002	2001

Stable Value Fund (Note 7)	$11,997,395	$12,842,153
Corning Stock Fund	14,004,786	20,733,054
Putnam S&P 500 Index Fund	9,420,707	12,967,830
Putnam Fund for Growth and Income	4,937,988	7,171,349
Loans to participants	2,974,215	5,316,775

A portion of the Corning Stock Fund is nonparticipant-directed (see Notes 1 and 4).

During 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

	2002	2001

Common stock	$(12,933,278)	$(75,887,377)
Mutual funds	(6,584,373)	(4,426,111)
	$(19,517,651)	$(80,313,488)

4.                                      Nonparticipant-Directed Investments

Nonparticipant-directed investments relate to the employer matching contributions to the Corning Stock Fund.  Information about the net assets and the significant components of the changes in net assets relating to these nonparticipant-directed investments, is as follows:

	December 31,
	2002	2001

Net assets:
Corning Stock Fund	$10,318,241	$16,886,010

	Year Ended December 31,
	2002	2001

Changes in net assets:
Net depreciation	$(6,567,762)	$(42,583,963)
Contributions, net of forfeitures	2,519,326	3,736,343
Transfers to other funds	(468,506)	(456,682)
Benefits paid directly to participants	(2,525,659)	(1,703,817)
Loans	474,832	372,381
	$(6,567,769)	$(40,635,738)

5.                                      Income Tax Basis

The Company has filed with the Internal Revenue Service (“IRS”) for exemption from federal income taxes under Section 401(a) of the Internal Revenue Code and has received a favorable determination letter dated June 4, 1992.  Accordingly, no provision for income taxes has been made in the accompanying financial statements.  The Plan has been amended since receiving the determination letter.  The Company has requested, but not yet received an updated IRS determination letter.  Income of the Plan is taxable to participants only upon distribution.  The Company has asserted the Plan has been and continues to be operated in accordance with all applicable provisions of the Internal Revenue Code and ERISA.

6.                                      Related Party Transactions

Certain plan investments are shares of mutual funds managed by Putnam Mutual Funds Corp.  Putnam Mutual Funds Corp. is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

7.                                      Master Trust

The master trust pools assets from the Plan and the Corning Cable Systems Retirement Plan and invests 100 percent of the pooled assets in the Stable Value Fund.  The Stable Value Fund investment balance at December 31, 2001 and the related equity in earnings of master trust for the years ended December 31, 2002 and 2001 represent the Plan’s pro rata interest in the fair value and income of the net assets of the master trust to the Plan as determined by the Trustee (17.342 percent and 18.7548 percent for the year ended December 31, 2002 and 2001, respectively).  The Trustee allocates the net assets and income of the master trust to the Plan based on the Plan’s average daily balance compared to the average daily balance of the master trust as adjusted by contributions, benefit payments and earnings related specifically to the operation of the Plan.  During 2002, the master trust was dissolved.  All the assets in the master trust remained invested in the Stable Value Fund as of December 31, 2002 and were allocated to both the Plan and the Corning Cable Systems Retirement Plan according to their pro rata interest, as described above, on the date of the dissolution of the master trust.

As discussed in Note 2, a portion of the assets of the Stable Value Fund are invested in guaranteed investment contracts with various insurance companies.  The contracts are included in the financial statements at contract value, which equals fair value (which represents contributions made under the contracts, plus earnings, less withdrawals and administrative expenses), because they are fully benefit responsive.  For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value.  There are no reserves against contract values for credit risk of the contract issuers or otherwise.  The average yields and crediting interest rates were 4.7 percent and 7.4 percent for the year ended December 31, 2002 and December 31, 2001, respectively.  The crediting interest rate is based on all the contracts in the Stable Value Fund.

The following table presents the fair value of the master trust’s investments at December 31, 2002 and 2001, respectively.

	2002	2001

Investments at estimated fair value
Fixed income investments	$—	$9,470,919

Investments at contract value
Guaranteed investment contracts	—	59,002,885
Total master trust investments	$—	$68,473,804

The following table presents the investment income of the master trust for years ended December 31, 2002 and 2001, respectively:

	2002	2001

Investment income
Fixed income investments	$221,403	$524,653
Guaranteed investment contracts	3,198,205	3,317,278
Net appreciation in fair value of investments	$3,419,608	$3,841,931

8.                                      Benefit Payments

As of December 31, 2002, there were no benefit claims processed and approved for payment but not yet paid as of that date.

9.                                      Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the contributions according to the financial statements to the Form 5500:

	2002	2001

Contributions per the financial statements	$10,791,337	$15,825,565
Prior year-end contributions receivable	—	209,362
Contributions per Form 5500	$10,791,337	$16,034,927

Supplemental Schedules

Corning Cable Systems Investment Plan

Schedule of Assets (Held at End of Year)

December 31, 2002

Schedule I

(a)	(b)	(c)	(d)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value

*	Reliance Trust Company	Corning Stock Fund (cost of asset $53,223,471)	$14,004,786
*	Putnam Mutual Funds Corp.	Vanguard Explorer Fund	930,866
*	Putnam Mutual Funds Corp.	American Century Ultra Fund	2,000,123
*	Putnam Mutual Funds Corp.	Putnam International Growth Fund	2,246,294
*	Putnam Mutual Funds Corp.	Putnam Investors Fund	1,176,426
*	Putnam Mutual Funds Corp.	Putnam S&P 500 Index Fund	9,420,707
*	Putnam Mutual Funds Corp.	Putnam Fund for Growth and Income	4,937,988
*	Putnam Mutual Funds Corp.	George Putnam Fund of Boston	2,514,536
*	Putnam Mutual Funds Corp.	PIM Total Return Fund	2,187,340
*	Putnam Mutual Funds Corp.	Putnam Stable Value Fund	11,997,395
	Participant loans	Bearing interest at 5.75-9.5% with maturity dates from 2003 through 2011	2,974,215
			$54,390,676

* Denotes party-in-interest

Corning Cable Systems Investment Plan

Schedule of Reportable Transactions

Year Ended December 31, 2002

Schedule II

Identity of Party Involved and Description of Assets		Transactions	Purchase Price (B)	Selling Price (B)	Cost of Asset	Net Gain (Loss)

I.	Any single transaction within the Plan year in securities involving an amount in excess of 5% of the current value of Plan assets:	None

II .	Any series of transactions with respect to any plan asset other than securities in excess of 5%:	None

III.	Any series of transactions within the Plan year in securities, of the same issue or by broker, when aggregated, involves an amount in excess of 5% of the current value of Plan assets (A):
	Corning Stock Fund	585 purchases	$10,445,224	$—	$—	$—
	Corning Stock Fund	776 sales	—	4,240,214	13,620,599	(9,380,385)

IV.	Any transaction with respect to securities with a person, if any, prior or subsequent transactions with such person exceeded 5%:	None

(A)                              Purchases and sales transactions made on various occasions during the Plan year are aggregated here. Transactions shown include both participant and non-participant directed transactions.

(B)                                Fair value at date of transaction is equal to purchase or sale price.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

CORNING CABLE SYSTEMS INVESTMENT PLAN

	By:	/s/ Deborah G. Lauper
Deborah G. Lauper
Chair Benefits Committee

Date: June 30, 2003